MANAGEMENT’S REPORT

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accompanying consolidated financial statements of Enterra Energy Trust and all of the information included in this report are the responsibility of management.

Management is responsible for establishing and maintaining adequate internal controls designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; and that provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles.  Management has assessed the effectiveness of internal controls over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission (COSO).   As a result of the existence of the material weakness as discussed in management’s discussion and analysis, management has concluded that  internal controls over financial reporting were not effective as of December 31, 2007.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and reports its finding to the Board before the financial statements are approved by the Board.

Signed “Peter Carpenter”

Signed “Blaine Boerchers”

Chairman

Chief Financial Officer

March 31, 2008

March 31, 2008

AUDITORS’ REPORT

To the Unitholders of Enterra Energy Trust

We have audited the consolidated balance sheets of Enterra Energy Trust ("the Trust") as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2008 expressed an adverse opinion on the effectiveness of the Trust’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada

March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust and the Unitholders of Enterra Energy Trust

We have audited Enterra Energy Trust’s ("the Trust") internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the lack of segregation of duties and inadequate management review has been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Trust as at and for the year ended December 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 31, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Trust has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Calgary, Canada

March 31, 2008

	ENTERRA ENERGY TRUST
	CONSOLIDATED BALANCE SHEETS
	(Thousands of Canadian dollars)
As at	December 31	2007	2006
Assets
	Current assets
	Cash and cash equivalents	$ 3,554	$ 2,162
	Accounts receivable	30,391	38,980
	Prepaid expenses, deposits and other	2,270	3,249
	Financial instruments (note 16)	607	10,775
		36,822	55,166
	Property, plant and equipment (note 6)	556,778	659,268
	Long term receivables (note 21)	4,003	-
	Deferred financing charges	-	4,676
	Goodwill (note 7)	-	76,256
		$ 597,603	$ 795,366

	Liabilities
	Current liabilities
	Bank indebtedness (note 8)	$ 171,953	$ 188,154
	Accounts payable and accrued liabilities	35,763	46,083
	Distribution payable to unitholders	-	7,910
	Financial instruments (note 16)	5,764	-
	Note payable and capital lease (note 9)	711	1,702
		214,191	243,849
	Convertible debentures (note 11)	111,692	78,974
	Asset retirement obligations (note 10)	29,939	28,447
	Future income tax liability (note 15)	22,597	40,340
		378,419	391,610

	Non-controlling interest (note 12)	-	1,732

	Unitholders’ Equity (note 13)
	Unitholders’ capital	667,690	635,134
	Equity component of convertible debentures (note 11)	3,977	1,327
	Warrants	1,215	1,215
	Contributed surplus	4,660	3,195
	Accumulated other comprehensive (loss) income (note 14)	(44,978)	1,930
	Deficit	(413,380)	(240,777)
		219,184	402,024

		$ 597,603	$ 795,366
	Commitments and contingencies (notes 18 and 19)
	Subsequent events (notes 8, 9, and 22)
	See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed “Peter Carpenter”)

(signed “Roger Giovanetto”)

Director

Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Thousands of Canadian dollars, except per trust unit amounts)

For year ended December 31	2007	2006
Revenues
Oil and natural gas	$ 207,036	$ 244,408
Royalties	(45,365)	(48,288)
	161,671	196,120

Expenses
Operating	64,823	50,361
General and administrative	24,542	20,374
Interest on bank indebtedness	12,619	25,898
Interest on convertible debentures	9,963	819
Financing fees	-	5,447
Amortization of deferred financing charges	-	11,713
Depletion, depreciation and accretion (note 6)	150,701	201,448
Goodwill impairment (note 7)	76,463	-
Foreign exchange loss	546	1,910
	339,657	317,970
Loss before taxes and non-controlling interest	(177,986)	(121,850)

Income taxes (note 15)
Current	101	1,324
Future reduction	(36,051)	(58,899)
	(35,950)	(57,575)

Loss before non-controlling interest	(142,036)	(64,275)

Non-controlling interest (note 12)	-	(36)

Net loss	(142,036)	(64,239)

Other comprehensive loss
Foreign currency translation adjustment (note 14)	(46,908)	1,930
Comprehensive loss	(188,944)	(62,309)

Loss per trust unit (note 13) – basic and diluted	$ (2.38)	$ (1.46)

CONSOLIDATED STATEMENTS OF DEFICIT
Deficit, beginning of year	$ (240,777)	$ (85,840)
Change in accounting policy (note 3)	1,009	-
Net loss	(142,036)	(64,239)
Distributions declared	(31,576)	(90,698)
Deficit, end of year	$ (413,380)	(240,777)

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)

For year ended December 31	2007	2006
Cash provided by (used in):
Operating
Net loss	$ (142,036)	$ (64,239)
Depletion, depreciation and accretion	150,701	201,448
Goodwill impairment	76,463	-
Future income tax reduction	(36,051)	(58,899)
Amortization of deferred financing charges	988	11,713
Financial derivatives	16,205	(10,628)
Financing fees	-	5,065
Amortization of marketing contract	-	(1,447)
Non-controlling interest	-	(36)
Foreign exchange	951	1,038
Unit-based compensation	4,128	3,229
Loss on sale of assets	-	59
Cash paid on asset retirement obligations	(2,225)	(1,219)
Non-cash interest expense	1,338	33
Changes in non-cash working capital items (note 17)	6,381	(21,632)
	76,844	64,485
Financing
Distributions paid	(39,486)	(90,487)
Increase in bank indebtedness (note 8)	-	587,818
Issuance of convertible debentures	37,514	138,000
Repayment of bank indebtedness (note 8)	(15,495)	(510,353)
Proceeds from (repayment of) notes, net	878	(3,990)
Capital lease	(1,702)	(878)
Financing fees	-	(22,405)
Due to JED Oil Inc.	-	(2,009)
Issue of trust units, net of issue costs (note 13)	27,438	50,391
Exercise of trust unit options (note 13)	-	1,399
	9,147	147,486
Investing
Property, plant and equipment additions	(31,790)	(30,918)
Proceeds on disposal of property, plant and equipment	11,349	6,586
Acquisition of Trigger Resources (note 5)	(63,257)	-
Acquisition of Oklahoma Assets	-	(182,183)
Long-term receivable	1,105	-
Changes in non-cash working capital items (note 17)	(1,778)	(7,645)
	(84,371)	(214,160)
Foreign exchange on financial balances	(228)	(7,592)
Change in cash and cash equivalents	1,392	(9,781)
Cash and cash equivalents, beginning of year	2,162	11,943
Cash and cash equivalents, end of year	$ 3,554	$ 2,162
See accompanying notes to consolidated financial statements.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

1.

Basis of presentation

Enterra Energy Trust (the “Trust”) was established in November 2003 pursuant to the Plan of Arrangement.  The Trust is an open-end unincorporated investment trust governed by the laws of the province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”).  The purpose of the Trust is to indirectly hold interests in petroleum and natural gas properties, through notes from, and investments in securities of its subsidiaries.  The beneficiaries of the Trust are the holders of trust units issued by the Trust (the “unitholders”).

These consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Enterra” for purposes of the following notes to the consolidated financial statements).  All inter-company accounts and transactions have been eliminated.

2.

Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting standards.  The going concern basis of presentation assumes that the Trust will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The debt agreements of the Trust currently require that borrowings under the second-lien facility, which is currently at $29.1 million, (see note 8) be reduced to $28.0 million by June 30, 2008.  Furthermore, the Trust must make interest payments on its convertible debentures (see note 11) of approximately $4.9 million on June 30, 2008.  Per the relevant agreements, the Trust cannot use cash flow from operations to fund the required debt and interest repayments.  Therefore, the Trust must use proceeds from asset dispositions or the issuance of new equity or new borrowings to make the required payments.  If the Trust is not able to meet these commitments by June 30, 2008 then the going concern assumption may not be appropriate and adjustments to the carrying values of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used may be necessary.

3.     Significant Accounting Policies

Management has prepared the consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)

Basis of accounting

Substantially all exploration, development and production activities related to the oil and gas business are conducted jointly with others and the accounts reflect only the Enterra proportionate interest.

(b)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(c)

Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Trust to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(d)

Petroleum and natural gas properties

Enterra follows the “full cost” method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada or the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)

Impairment test

The Trust places a limit on the carrying value of property and equipment, which may be depleted against revenues of future periods (the “ceiling test”). The ceiling test is conducted separately for each cost center, Canada and the United States.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property and equipment subject to the ceiling test includes asset retirement costs.

(f)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates. The ceiling test calculation is based on estimates of reserves, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods.  These estimates are subject to fluctuations in market prices and will impact the consolidated financial statements of future periods.

(g)

Depletion and depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Enterra’s share of estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

(h)

Goodwill

Enterra recognizes goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the estimated fair value of a reporting unit is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the estimated fair value to a reporting unit’s identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its estimated fair market value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment.  Goodwill is tested for impairment separately for the Canadian and the United States reporting units.

(i)

Asset retirement obligations

Enterra recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment. The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability.

(j)

Income taxes

Enterra follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future tax assets are recognized to the extent they are more likely than not to be realized.

Enterra is a taxable entity under the Canadian Income Tax Act and is currently taxable only on income that is not distributed or distributable to the unitholders.  In 2007, changes to Canadian tax legislation resulted in a new tax on distributions from publicly traded income trusts commencing in 2011.  This has resulted in the recognition of future income taxes at the trust level.  Prior to 2007, future income taxes were recognized only on the corporate subsidiaries of the Trust.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(k)

Non-controlling interest

Enterra had, through its subsidiaries four types of exchangeable shares that are classified as non-controlling interest on the consolidated balance sheets.  Income after tax attributable to these exchangeable shares is deducted from net earnings of Enterra on the consolidated statement of loss.

When the Enterra Energy Corp. exchangeable shares are exchanged for trust units, they are measured at the fair value of the trust units issued.  The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill.  When the other exchangeable shares, which were initially recorded at estimated fair value, are exchanged for trust units, they are measured at their carrying value.

(l)

Financial instruments

Enterra uses derivative financial instruments such as collars and swaps to manage its exposure to commodity price fluctuations. Actual amounts received, or paid, on the settlement of the derivative financial instruments are recorded in oil and gas revenue.  Enterra uses the fair value method for reporting derivative financial instruments whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value during a financial period are recorded in oil and natural gas revenue.

(m)

Trust unit compensation plans

Enterra has multiple unit based compensation plans, which are described in note 13. Compensation expense associated with each unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus.  Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital. Compensation expense is based on the fair value of the unit based compensation at the date of grant.

(n)

Deferred financing charges

Prior to January 1, 2007, deferred financing charges were amortized over the lives of the related debt.  Subsequent to January 1, 2007 transactions costs are recorded net of the related financing and amortized using the effective interest method.

(o)

Foreign currency transactions

Transactions completed in U.S. dollars are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions.  Current assets and liabilities denominated in U.S. dollars are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Translation gains and losses are included in earnings.

The U.S. subsidiaries of Enterra are considered to be "self sustaining operations".  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in unitholders’ equity.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(p)

Per unit amounts

Per unit amounts are calculated using the weighted average number of units outstanding. The Trust follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments. Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.  Exchangeable shares are included in the calculation of diluted earnings per unit based on the number of trust units that would be issued on conversion of the exchangeable shares at the end of the year as long as the conversion is anti-dilutive.  Convertible debentures are included in the calculation of diluted earnings per unit based on the number of trust units that would be issued on conversion of the convertible debentures at the end of the year and an add-back of the associated interest expense for the year as long as the conversion results in a dilution to the Trust.

(q)

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

4.

Adoption of New Accounting Standards

Effective January 1, 2007, Enterra adopted new Canadian accounting standards and related amendments to other standards on financial instruments.  Prior periods have not been restated, except as discussed in below.  As at January 1, 2007 the effects on the financial statements are:

i.

Financial instruments – recognition and measurement

Effective January 1, 2007, the Trust's cash and cash equivalents, investments in marketable securities and commodity contracts have been classified as held for trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are recorded in net earnings.  All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. At December 31, 2007 there were no held to maturity or available for sale financial assets.  Enterra has not voluntarily elected to record any financial instruments as held for trading.

The Trust’s physical purchase and sale contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.

Embedded derivatives that do not meet certain exemptions are also required to be separately accounted for at fair value with changes in fair value included in earnings.  Enterra elected January 1, 2007 as the effective date for assessing embedded derivatives.  There are no significant embedded derivatives that required separate accounting as at January 1, 2007.

Transaction costs on the convertible debentures are presented net of the related debt and amortized to earnings using the effective interest method.

ii.

Comprehensive income

Comprehensive income includes net loss, holding gains and losses on available for sale investments, gains and losses on cash flow hedges and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of earnings until realized.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The impact of adopting these standards at January 1, 2007 is as follows:

	As reported	Adjustments		As adjusted
Assets:
Current assets	$ 55,166	$ 2,637	(a)(b)	$ 57,803
Deferred finance charges	4,676	(4,676)	(b)	-

Liabilities:
Convertible debentures	78,974	(3,481)	(b)	75,493
Future income tax	40,340	432	(a)	40,772

Unitholder's Equity
Cumulative translation adjustment	1,930	(1,930)	(c)	-
Deficit	(240,777)	1,009	(a)	(239,768)
Accumulated other comprehensive income	-	1,930	(c)	1,930

Notes:

(a) Physical purchase and sale contracts have been designated as derivatives and are measured at their estimated fair value of $1.4 million with the offset, as required on adoption of the new standards, included in retained earnings ($1.0 million net of income taxes).

(b) Convertible debenture financing costs of $3.5 million, previously classified as deferred financing charges, are reclassified to convertible debentures.  Financing fees of $1.2 million have been reclassified to prepaid expenses and are amortized over the term of the related credit facilities.

(c) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.  The cumulative translation adjustment as at December 31, 2006 was reclassified to accumulated other comprehensive income as required by the new standards.

When Enterra has not adopted a new accounting standard that has been issued but not yet effective, the entity is required to disclose (a) this fact; and (b) known or reasonably estimable information relevant to assessing the possible impact that application of the new standard will have on the Trust’s financial statements in the period of initial application.

New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital.  These recommendations are effective for year-ends beginning January 1, 2008.

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

5.

Acquisitions

Acquisition of Trigger Resources

On April 30, 2007 Enterra acquired all of the issued and outstanding shares of Trigger Resources Ltd. (“Trigger Resources”).  The results of the operations of Trigger Resources are included in the consolidated financial statements of Enterra as of April 30, 2007.

Trigger Resources was a private company with operations in heavy oil and gas exploration and development in western Saskatchewan.  The acquisition increased the Trust’s operations in the region and provides additional reserves, production and cash flow.  The acquisition also provides the Trust with additional net undeveloped acreage with drilling and development potential.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 2,806
Property, plant and equipment	81,382
Current liabilities	(2,781)
Future income tax liability	(15,576)
Asset retirement obligations	(2,574)
$ 63,257

Consideration:
Cash	$ 62,965
Transaction costs	292
$ 63,257

Acquisition of Oklahoma Assets

During 2006, Enterra acquired oil and natural gas properties located in Oklahoma (“Oklahoma Assets”).  The acquisition was completed in four stages.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets; as a result the vendors owed the Trust $49.7 million.  The primary vendors repaid the Trust $38.5 million of the notes upon closing the second stage of the acquisition of the Oklahoma Assets.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

On April 4, 2006, the Trust closed the third stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 4, 2006.

On April 18, 2006, the Trust closed the fourth stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 18, 2006.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 6,412
Property, plant and equipment	352,999
Current liabilities	(25,355)
Financial derivatives	(485)
Debt	(24,036)
Asset retirement obligations	(1,926)
$ 307,609

Cost of acquisitions:
Cash paid and payable	$ 181,044
Transaction costs	10,040
5,685,028 trust units	116,525
$ 307,609

The value assigned to each trust unit of $20.51 (US$17.70) was based on the weighted average trading price immediately prior to the measurement date.  The acquisition provides cash flows from currently producing assets and provides the opportunity for the exploitation of the undeveloped lands.

As a result of adjustments to the purchase price, as determined by the purchase and sale agreement, Enterra owes $1.4 million (US$1.5 million) to the vendors as at December 31, 2007 ($8.9 million (US$7.6 million) in 2006).

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

6.

Property, plant and equipment

			2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,064,536	$510,798	$553,738
Office furniture and equipment	5,355	2,315	3,040
	$1,069,891	$513,113	$556,778

			2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,011,399	$355,304	$656,095
Office furniture and equipment	5,118	1,945	3,173
	$1,016,517	$357,249	$659,268

During 2007 $1.1 million of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (2006 - $nil).

At December 31, 2007 costs of undeveloped land and seismic of $18.6 million (2006 - $25.9 million) were excluded from and $11.8 million (2006 - $8.0 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At December 31, 2007 costs of undeveloped land of $nil (2006 – $16.8 million) were excluded from and $3.0 million (2006 - $3.0 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in 2007 were $77.7 million and $44.5 million respectively (2006 – $90.7 million and $42.6 million).

The following table summarizes the benchmark prices used in the ceiling test calculation. The petroleum and natural gas prices are based on the December 31, 2007 commodity price forecast of our independent reserve engineers.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/GJ)	Henry Hub ($U.S./Mmbtu)
2008	90.00	1.000	89.00	6.45	7.75
2009	86.70	1.000	85.70	7.00	8.40
2010	83.20	1.000	82.20	7.00	8.40
2011	79.60	1.000	78.50	7.00	8.40
2012	78.50	1.000	77.40	7.10	8.55
2013	77.30	1.000	76.20	7.30	8.75
Escalate Thereafter	Average 2% per year	1.000	Average 2% per year	Average 2% per year	Average 2% per year

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at December 31, 2007 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test resulted in a write down of $26.3 million in the Canadian cost center and nil in the U.S. cost center (2006 - $48.8 million write down in the Canadian cost center and $17.2 million write down in the U.S. cost center).  The ceiling test write down has been included in depletion expense.

7.

Goodwill

During 2007 Enterra recorded a goodwill impairment loss of $76.5 million relating to the Canadian reporting unit.

8.

Debt

	2007	2006
Revolving credit facility	$ 129,500	$ 180,000
Operating credit facility	2,116	7,695
Second-lien facility	40,000	-
Other	337	459
Bank indebtedness	$ 171,953	$ 188,154

In February 2007 the $180.0 million revolving extendible credit facility was amended to a $140.0 million revolving credit facility with the same terms as the $180.0 million revolving facility and a $40.0 million second-lien non-revolving credit facility.

The credit facilities were further amended subsequent to December 31, 2007 such that Enterra has available a $129.5 million revolving extendible facility, a $18.5 million operating facility and a $40.0 million second-lien non-revolving facility.  The maturity date of each of these credit facilities was extended to November 20, 2008.

Borrowings under the $129.5 million revolving facility and the $18.5 million operating facility bear interest at Canadian dollar bankers’ acceptance (“BA”) or U.S. dollar LIBOR rates plus a margin of 2%, or Canadian or U.S. prime rates plus a margin of 1% depending on the form of borrowing.  As at December 31, 2007 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 6.37% per annum.  At December 31, 2007, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The $40.0 million second-lien facility is subordinated to the $129.5 million revolving facility and to the $18.5 million revolving operating facility.  The facility bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 6.5%, or Canadian or U.S. prime rates plus a margin of 5.5% depending on the form of borrowing.  As at December 31, 2007 all borrowings under the second-lien facility were denominated in Canadian dollars and interest was being accrued at a rate of 11.75% per annum.

Under the credit agreement, Enterra is required to reduce the indebtedness under the revolving and operating credit facilities from $148.0 million to $110.0 million by March 31, 2008.  Enterra is also required to make quarterly payments of $3.0 million commencing at the end of June, 2008 to further reduce the amounts drawn on the revolving and operating facilities.  The quarterly payments on these facilities permanently reduce the amounts that can be drawn on the facilities.  Subsequent to December 31, 2007 proceeds from asset dispositions and cash flow from operations were used to reduce the indebtedness under the revolving and operating credit facilities to less than $110.0 million.

In addition, Enterra is required to reduce the indebtedness under the second lien facility, which is currently at $29.1 million, to $28.0 million by June 30, 2008.  Enterra is not permitted to use cash flow from operations to fund the required debt payments.  Certain proceeds from asset dispositions or proceeds from the issuance of new equity can be used to finance the required debt payments.

Enterra is required to maintain an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  The Trust is in compliance with this covenant as at December 31, 2007.

Enterra has also committed to extend the distribution suspension period for the duration of the facilities in order to advance its debt repayment strategy.  The credit agreement also restricts the convertible debenture interest payments for June 30, 2008 from being sourced from internally generated cash flow or with the proceeds of asset sales, but allows for the payment through alternative financings or through the trust unit interest payment election mechanism contained in the terms governing the convertible debentures.

The lenders are currently conducting a borrowing base review based on the 2008 reserve report.  Management does not anticipate that the amounts available under the revolving and operating facility will be reduced as a result of the lenders review of the borrowing base.

On November 21, 2006, the Trust closed a $180.0 million revolving extendible credit facility and a $20.0 million revolving extendible operating credit facility.  As at December 31, 2006, the Trust had $187.7 million of borrowings (of which $77.1 million was denominated in U.S. dollars) and $0.2 million of letters of credit drawn on the facilities.  The $180.0 million and $20.0 million facilities were 364 day extendible facilities that are secured with a first priority charge over the Trust’s assets.  Borrowings under these facilities bore interest at BA rates, Canadian or US prime rates, or LIBOR plus applicable margins ranging from nil to 1.65% depending on the form of borrowing and the Trust’s debt to cash flow ratio. At December 31, 2006 the margin was 0.25% on prime rate borrowings and 1.4% on banker’s acceptance rates or LIBOR borrowing.  Should the lenders decline to extend the facilities at the end of the 364 day period, the facilities convert into one year term loans.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was used to repay the existing $100.0 million credit facilities of the Trust.  The facility bore interest at 2.5% above bank prime lending rates.  $2.0 million of the facility was repaid on June 30, 2006 with the remaining $108.0 million repaid on November 21, 2006.  The facility was secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to fund the acquisition of the Oklahoma Assets.  The facility bore interest at 4.5% above LIBOR.  The facility was repaid on November 21, 2006.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Other credit facilities

•

A building mortgage, secured by the building that bears interest at 7% per annum.  The facility matures on July 1, 2020.  The loan balance was US$0.3 million (2006 - US$0.3 million) as at December 31, 2007.

•

A promissory note, used to acquire, and secured by, equipment owned by Enterra.  The note matures on February 20, 2009 and bears interest at US prime plus 1%.  At December 31, 2007 and 2006, the balance of the note was $0.1 million.

9.

Note payable and capital lease

Note payable

Enterra has a $0.7 million (US$0.7 million) (2006 - $nil) note payable for the purchase of certain natural gas interests in the U.S.  The note is secured by certain specified assets and bears interest at 10.0%.  The note was repaid subsequent to December 31, 2007.

Capital lease

The capital lease bore a rate of interest of 8.6% and was repayable in monthly installments of at $0.1 million, including interest with a final payment of $1.0 million.  The lease term was for 60 months ending on October 1, 2007.    Interest expense on the lease in 2007 was $0.2 million (2006 - $0.2 million).

10.

Asset retirement obligations

The asset retirement obligations were estimated by management based on the Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At December 31, 2007, the asset retirement obligation is estimated to be $29.9 million (2006 – $28.4 million), based on a total future liability of $49.4 million (2006 - $49.4 million). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at five years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 8.0%.

The following table reconciles the asset retirement obligations:

	2007	2006
Asset retirement obligation, beginning of year	$ 28,447	$ 24,323
Acquisitions	2,574	1,926
Additions	2,108	1,281
Revisions	-	2,000
Accretion expense	2,182	2,166
Dispositions	(2,130)	-
Costs incurred	(2,225)	(3,178)
Foreign exchange	(1,017)	(71)
Asset retirement obligation, end of year	$ 29,939	$ 28,447

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

11.

Convertible debentures

The unsecured convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion option.  If the debentures are converted to trust units, the debt and equity components are transferred to unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity with such increases reflected as non-cash interest expense in the statement of loss.

On April 26, 2007, the Trust issued $40.0 million of convertible debentures with a face value of $1,000 per convertible debenture that mature on June 30, 2012, bear interest at 8.25% per annum paid semi-annually on June 30 and December 31 of each year with the first payment on December 31, 2007 and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $6.80 per trust unit.

On November 21, 2006, the Trust issued $138.0 million of convertible debentures that mature on December 31, 2011, bear interest at 8% per annum paid semi-annually on June 30 and December 31 of each year with the first payment occurring in 2007 and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $9.25 per trust unit being a conversion rate of 108.1081 trust units for each $1,000 principal amount of debentures.  During 2006, convertible debentures were converted, resulting in the issuance of 6,234,483 trust units.  None were converted in 2007.

At the option of the Trust, the repayment of the principal portion of the convertible debentures may be settled in trust units.  The number of trust units issued upon redemption by the Trust will be calculated by dividing the principal by 95% of the weighted average trading price of trust units.  The 8.25% convertible debentures are not redeemable on or before June 30, 2010 (8% - December 31, 2009). On or after July 1, 2010 and prior to maturity, the convertible debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture on or after July 1, 2010  (8% - January 1, 2010) and, on or before June 30, 2011 (8% - January 1, 2010), at a redemption price of $1,025 per convertible debenture and on or after July 1, 2011  (8% - January 1, 2011) and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any. At December 31, 2007, the Trust had $80.3 million in 8% convertible debentures outstanding with an estimated fair value of $76.0 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $35.7 million.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	8% Series	8.25% Series	Total	Equity Component
November 21, 2006 issuance	$ 138,000	-	$ 138,000	$ -
Portion allocated to equity	(2,387)	-	(2,387)	2,387
Issue costs	-	-	-	(107)
Accretion of non-cash interest expense	33	-	33	-
Converted to trust units	(56,672)	-	(56,672)	(953)
Balance, December 31, 2006	$ 78,974	$ -	$ 78,974	$ 1,327
April 28, 2007 issuance	-	40,000	40,000	-
Portion allocated to equity	-	(2,765)	(2,765)	2,765
Issue costs reclassified against carrying value (note 4)	(3,481)	-	(3,481)	-
Issue costs	(305)	(2,069)	(2,374)	(115)
Accretion of discount	844	494	1,338	-
Balance, December 31, 2007	$ 76,032	$ 35,660	$111,692	$ 3,977

12.

Non-controlling interest

Number of exchangeable shares issued	EEC	RMG	RMAC series B	Total
Balance at December 31, 2005	348,146	736,842	659,116	1,744,104
Exchanged for trust units	(331,809)	(736,842)	(592,396)	(1,661,047)
Balance at December 31, 2006	16,337	-	66,720	83,057
Exchanged for trust units	(16,337)	-	(66,720)	(83,057)
Balance at December 31, 2007	-	-	-	-

Non-controlling interest	Amount
Balance at December 31, 2005	$ 32,402
Exchanged for trust units	(30,634)
Non-controlling interest share of net earnings	(36)
Balance at December 31, 2006	$ 1,732
Exchanged for trust units	(1,732)
Balance at December 31, 2007	-

During Q1 2007, all remaining Enterra Energy Corp. (“EEC”) exchangeable shares (16,337) were converted into 23,401 trust units at an exchange ratio prevailing at the time of conversion and all remaining RMAC series B exchangeable shares (66,720) were converted into 81,028 trust units at an exchange ratio prevailing at the time of conversion.  The exchange of the EEC exchangeable shares is treated as a step acquisition which increases goodwill by $0.2 million for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

During 2006, a total of 331,809 Enterra Energy Corp. exchangeable shares were converted into 422,397 trust units at an exchange ratio prevailing at the time of conversion (2005 – 62,624, exchangeable shares were converted into 73,432 trust units).  During 2006 a total of 592,396 RMAC series B exchangeable shares were converted into 619,945 trust units at an exchange ratio prevailing at the time of conversion (2005 – 748,061 exchangeable shares were converted into 758,109 trust units).  The exchange of the EEC exchangeable shares is treated as a step acquisition which increases goodwill by $5.7 million (2005 – $1.4 million) for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.  At December 31, 2006, the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.39937 (2005 - 1.20694) and for RMAC series B exchangeable shares was 1.19626, (2005 - 1.03175).

13.

Unitholders’ equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2005	36,504,416	$ 373,761
Issued for cash pursuant to private placements	657,500	12,544
Issued on acquisition of Oklahoma Assets	5,685,028	116,525
Issued for cash pursuant to prospectus offering	4,979,500	40,334
Issued on conversion of convertible debentures	6,234,483	57,625
Issued as financing fees on bridge credit facilities	116,054	2,077
Issued for exchangeable shares	1,779,184	36,502
Issued under restricted unit plan	41,805	579
Issued on exercise of options	99,905	1,427
Unit issue costs	-	(6,240)
Balance at December 31, 2006	56,097,875	$ 635,134
Issued for cash pursuant to prospectus offering	4,945,000	29,176
Issued as financing fees related to the retirement of the 2006 bridge credit facilities	50,000	515
Issued for exchangeable shares	104,429	1,940
Issued under restricted unit plan	238,591	2,663
Unit issue costs	-	(1,738)
Balance at December 31, 2007	61,435,895	$667,690

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Warrants

In April 2005 as part of an agreement to issue equity, the Trust granted warrants to Kingsbridge Capital Limited (“Kingsbridge”) to purchase 301,000 trust units. The warrants have a three-year term.  The exercise price of the warrants was initially US$25.77 per trust unit and is reduced each month by the amount of the Trust’s distribution for such month on the trust units, provided that the price shall not decrease below US$21.55 per trust unit.  As at December 31, 2007 the exercise price of the warrants was US$22.17 (2006 – US$22.65).  No warrants have been exercised since this issuance.

 Contributed surplus

Balance at December 31, 2005	$ 573
Trust unit option based compensation	1,294
Restricted and performance unit compensation	1,935
Transfer to trust units on restricted and performance unit exercises	(579)
Transfer to trust units on option exercises	(28)
Balance at December 31, 2006	$ 3,195
Trust unit option based compensation	1,300
Restricted and performance unit compensation	2,828
Transfer to trust units on restricted and performance unit exercises	(2,663)
Balance at December 31, 2007	$ 4,660

Trust unit options

Enterra has granted trust unit options to its directors, officers, employees and consultants.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 2 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 10%. The following options have been granted:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	2007		2006
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Options outstanding, beginning of year	1,481,000	$ 20.28	1,431,405	$22.31
Options granted	485,000	2.64	752,000	15.70
Options exercised	-	-	(99,905)	14.00
Options forfeited	(491,666)	20.08	(602,500)	23.62
Options outstanding, end of year	1,474,334	$ 14.51	1,481,000	$ 20.28
Options exercisable at end of year	710,333	$ 17.14	254,666	$ 23.85

Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life
$1.65	450,000	$ 1.65	4.90
$13.48 to $20.12	516,334	16.50	3.34
$23.15 to $29.31	508,000	23.88	2.45
	1,474,334	$ 14.51	3.54

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2007	2006
Weighted-average fair value of options granted ($/option)	$ 0.96	$ 1.07
Risk-free interest rate (%)	4.7	4.2
Estimated hold period prior to exercise (years)	4	5
Expected volatility (%)	77	45
Expected cash distribution yield (%)	1	14

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the  trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate for is estimated to be 10% for 2007 and 2006.  As at December 31, 2007 and 2006 the payout multiplier was estimated to be nil based on the Enterra’s total unitholder return compared to its peers.

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2005	-	$ -	-	$ -
Granted	479,466	14.90	215,119	15.06
Vested	(44,375)	15.08	-	-
Forfeited	(11,236)	15.66	(2,171)	15.66
Units outstanding, December 31, 2006	423,855	$ 14.91	212,948	$ 15.41
Granted	1,045,507	3.53	363,940	3.20
Vested	(215,383)	12.76	-	-
Forfeited	(196,496)	11.22 22	(122,717)	13.46
Units outstanding, December 31, 2007	1,057,483	$ 4.77	454,171	$ 6.29

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the estimated fair value is adjusted for the estimated payout multiple, which at December 31, 2007 and 2006 was nil.

Reconciliation of earnings per unit calculations

For the year ended December 31, 2007
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$ (142,036)	59,766,567	$ (2.38)

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

For the year ended December 31, 2006
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic	$ (64,239)	44,141,688	$ (1.46)

For the calculation of the weighted average number of diluted units outstanding for 2007 and 2006, all options, restricted and performance units, convertible debentures, warrants and exchangeable shares were excluded, as they were anti-dilutive to the calculation.

Trust unit savings plan

Enterra established a trust unit savings plan whereby it will match an employee’s contributions to the plan to a maximum of 9.0% of their salary.  Both the contributions of the employee and the Trust were used to purchase trust units on the NYSE. During 2007 the Trust expensed approximately $0.4 million (2006 - $0.3 million) relating to its contributions to the plan.

14.

Accumulated other comprehensive (loss)

	2007	2006
Opening balance	$ 1,930	$ -
Cumulative translation of self-sustaining operations	(48,986)	1,082
Foreign exchange loss realized	2,078	848
Balance at December 31, 2007	(44,978)	$ 1,930

Accumulated other comprehensive (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

15.

Income taxes

The income tax provision is calculated by applying federal and provincial statutory tax rates to earnings or loss as follows:

	2007	2006
Loss before income taxes and non-controlling interest	$ (177,986)	$(121,850)
Combined federal and provincial income tax rate	32.12%	34.50%
Computed income tax reduction	(57,169)	(42,038)
Increase (decrease) resulting from:
Interest component of trust distributions	(10,139)	(13,788)
Non-deductible crown charges	-	3,614
Resource allowance	-	(1,464)
Goodwill impairment	24,560	-
Other non-deductible items	1,880	1,418
Difference between U.S. and Canadian tax rates	(2,076)	(1,494)
Change in estimated pool balances	567	-
Change in tax rates	2,447	(6,669)
Other	3,879	1,521
Capital tax	481	341
Current tax	(380)	984
	$ (35,950)	$(57,575)

The components of the net future income tax liability at December 31 were as follows:

	2007	2006
Future income tax assets:
Non-capital loss carry-forwards	$ 47,475	$ 20,255
Valuation allowance on non-capital losses	(9,451)	-
Asset retirement obligations	8,786	8,969
Attributed Canadian royalty income	1,317	689
Financial instruments	1,516	689
Deferred financing charges	850	689
	$ 50,493	$ 29,913
Future income tax liabilities:
Property, plant and equipment	72,911	66,343
Financial instruments	179	3,910
Net future income tax liability	$ 22,597	$ 40,340

The tax rate applied to temporary difference is approximately 30.2% in 2007 (2006 – 29.7%) compared to the federal and provincial statutory rate of 32.1% (2006 – 34.5%).  On a consolidated basis, property, plant and equipment have an approximate tax basis of $350.4 million ($477.3 million in 2006) available for future use as deductions from taxable income.  Non-capital loss carry-forwards, excluding those for which a valuation allowance has been taken, amongst Canadian and U.S. subsidiaries, totaled $104.4 million ($60.0 million in 2006) and expired from 2008 to 2025.

The effect of the enactment of the SIFT tax on the future tax provision for the year ended December 31, 2007 was not significant.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

16.

Financial instruments

The financial instruments recognized on the consolidated balance sheets include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, notes payable, bank indebtedness, convertible debentures, capital lease and financial derivatives.  The fair values of financial instruments other than the financial derivatives, convertible debentures, and bank indebtedness approximate their carrying amounts due to the short-term nature of the instruments.  The carrying value of bank indebtedness approximates its fair value due to floating interest terms.  The financial derivative contracts are recorded at fair value with the gains and losses included within earnings for the period.

Enterra is exposed to fluctuations in commodity prices, foreign-currency exchange rates, interest rates and credit risk. Enterra manages its operations to minimize the exposure to these risks to the extent practical and, to a lesser extent, using derivative instruments and physical sales contracts.  Management uses non-exchange traded forwards, swaps, options and physical delivery contracts to manage a portion of commodity price risk.  Management monitors the exposure to the above risks and regularly reviews its derivative activities and all outstanding positions.

(a)

Commodity price risks

Enterra is exposed to fluctuations in natural gas and crude oil prices.

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in the crude oil and natural gas prices. At December 31, 2007, the following financial derivative contracts are outstanding:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Collars	Gas	8.00 by 12.00 (Cdn$/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Floor	Gas	8.00 (US$/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008
Collars	Gas	7.00 by 11.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2007 – March 31, 2008
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008

Collars	Oil	55.00 by 75.25 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 78.00 (US $/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 75.50 (US $/bbl)	500 bbl	January 1, 2008 – March 31, 2008
Collars	Oil	62.00 by 75.60 (US $/bbl)	500 bbl	April 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008

Enterra had the following fixed price physical contracts outstanding as at December 31, 2007:

Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The fair market value of the financial derivatives at December 31, 2007 is estimated to be a liability of $5.2 million (2006 – asset of $10.8 million).  Included in the oil and natural gas revenues is an unrealized loss on financial derivatives of $16.8 million (2006 – unrealized gain of $10.6 million).  Included in operating expenses is an unrealized loss of $0.4 million (2006 – $0.2 million).

(b)

Foreign currency exchange risk

Enterra is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.  The U.S. subsidiary of Enterra operates in a foreign currency which is translated to Canadian dollars as described in note 3.  These operations are exposed to currency fluctuations.

(c)

Credit risk

Purchasers of Enterra’s natural gas, crude oil and natural gas liquids comprise a substantial portion of Enterra’s accounts receivable.  These purchasers are subject to an internal credit review to reduce the risk of non-payment.  A portion of Enterra’s accounts receivable are with joint venture partners in the oil and gas industry and are subject to normal industry credit risks.   As at December 31, 2007 and 2006 accounts receivable includes a balance of $1.1 million as an allowance for doubtful accounts.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(d)

Interest rate risk

Interest rate risk exists principally with respect to the indebtedness that bears interest at floating rates. At December 31, 2007, the balance sheet had $171.6 million (2006 - $187.7 million) of indebtedness bearing interest at floating rates.   The balance of the indebtedness which is the convertible debentures, bear interest at fixed rates.

17.

Changes in non-cash working capital

	2007	2006
Accounts receivable	$ 11,899	$ 1,369
Prepaid expenses, deposits and other	1,661	(175)
Accounts payable and accrued liabilities	(9,020)	(18,891)
Foreign exchange on working capital	1,841	(3,935)
Changes in non-cash operating working capital	$ 6,381	$ (21,632)
Changes in non-cash investing working capital	$ (1,778)	$ (7,645)

During the year ended December 31, 2007 the Trust paid interest of $21.7 million (2006 - $26.5 million) and taxes of $0.5 million (2006 – $2.9 million).

18.

Commitments

During 2007 total rental expense was $1.2 million (2006 - $0.8 million).  Enterra has commitments for the following payments over the next six years:

	2008	2009	2010	2011	2012	2013
Office leases	$ 825	$ 896	$ 989	$ 1,359	$ 323	$ 239
Vehicle and other operating leases	340	173	59	38	38	38
	$ 1,165	$ 1,069	$ 1,048	$ 1,397	$ 361	$ 277

19.

Contingencies

At December 31, 2007 a claim in the amount of approximately US$3.9 million has been filed against Enterra related to its U.S. operations.  The outcome of the claim is not determinable.  Enterra has also filed claims against the claimant. No amounts have been accrued in the financial statements relating to this claim.

Certain claims have been brought against Enterra in the ordinary course of business.  In the opinion of management, all such claims, except as noted above, are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

20.

Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Year ended December 31, 2007	Year ended December 31, 2006
Revenue
Canada	$ 128,406	$ 156,859
U.S.	78,630	87,549
	$ 207,036	$ 244,408
Property, plant and equipment
Canada	$ 315,569	$ 333,911
U.S.	241,209	325,357
	$ 556,778	$ 659,268
Goodwill
Canada	-	$ 76,256
U.S.	-	-
	-	$ 76,256

21.

Related party transactions

During 2007 Enterra paid $0.7 million (2006 - $0.8 million) to Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer for a portion of 2006 and a previous Chief Financial Officer.  The amounts have been recorded at the agreed values.  At December 31, 2007 and 2006, no amount was payable to Macon for management services.  In Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively. Of the $0.7 million payment to Macon is an agreed amount of $0.3 million related to the termination of the contract that otherwise would have run to June 1, 2008..

During 2006 Enterra entered into a farmout agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Assets’ undeveloped lands.  The former Chief Executive Officer of the Trust and a current member of the board of directors own, directly and indirectly, approximately 16% and 2% of the outstanding shares of Petroflow respectively.  As at December 31, 2007, US$2.5 million (2006 - $US1.5 million) of trade receivables were due from Petroflow.  The long-term receivables are for infrastructure costs incurred that are to be repaid by Petroflow over a three-year period and is subject to interest of 12.0% per annum.  During 2007, US$0.4 million of interest income was earned on the long-term receivables from Petroflow.  In 2007, $1.1 million of principal payments have been received.  The balance at year end December 31, 2007 is US$6.4 million of which US$2.3 million is due within one year and has been included in accounts receivable.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

On November 23, 2007, the Trust entered into a consulting agreement with Trigger Projects Ltd. for management services that would be expected of the most senior manager of the Trust.  This contract has terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expires on May 31, 2008.  Payments of $50,000 were made to Trigger Projects Ltd. during 2007 and no amounts were payable at December 31, 2007.

Relationship with JED Oil Inc. and JMG Exploration Inc.

On January 1, 2006, Enterra terminated a Technical Services Agreement with JED Oil Inc (“JED”), which had provided for services required to manage the Trust’s field operations and governed the allocation of general and administrative expenses between the two entities.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

On September 28, 2006, Enterra terminated the existing farmout, joint services and an Agreement of Business Principles with JED.  Concurrent with the termination of the agreements, the Trust settled all amounts owing to JED.

In September 2006, Enterra sold $44.0 million of petroleum and natural gas properties to JED in exchange for $30.9 million of petroleum and natural gas properties and the settlement of the $13.1 million balance due to JED.

Previously, under an Agreement of Business Principles, properties acquired by the Trust were contract operated and drilled by JMG Exploration, Inc. (“JMG”), a publicly traded oil and gas exploration company, if they were exploration properties, and contract operated and drilled by JED, a publicly traded oil and gas development company, if they were development projects.  Exploration of the properties was done by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovered commercially viable reserves on the exploration properties, the Trust had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Had the Trust elected to have JED develop the properties, development would have been done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and the Trust.  The Trust had a first right to purchase assets developed by JED.

22.  Subsequent events

In January and February of 2008, the Trust disposed of certain Canadian oil and gas assets for net cash proceeds of $39.9 million.  The Trust anticipates further net proceeds of $1.3 million upon the closing of an additional property sale. The majority of these proceeds were directed to debt repayment.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Enterra Energy Corp., as administrator of Enterra Energy Trust

On March 31, 2008, we reported on the consolidated balance sheets of Enterra Energy Trust (the “Trust”) as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, deficit and cash flow for the years then ended, which are included in the annual report on Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Differences between Canadian and United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada

March 31, 2008

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of Enterra Energy Trust (“Enterra”) have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP.  Differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below.

The application of U.S. GAAP would have the following effect on net income (loss) as reported for the year ended December 31, 2007 and 2006:

	2007	2006
Net loss under Canadian GAAP	$ (142,036)	$ (64,239)
Adjustments for U.S. GAAP
Depletion expense (a)	59,731	(357,312)
Related income taxes	(17,917)	135,822
Gain on financial instruments (b)	-	1,289
Related income taxes	-	(441)
Reverse unit based compensation expense under Canadian GAAP (f)	4,128	3,229
Unit-based compensation recovery (expense) under U.S. GAAP (f)	1,230	(935)
Non-controlling interest (e)	-	(36)
Interest accretion on convertible debentures under Canadian GAAP (h)	491	35
Gain on warrants (c)	-	1,215
Foreign exchange (g)	2,078	848
Adjustment to goodwill impairment due to EIC-151 (e)	26,631	-
Net loss under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R	(65,664)	(280,525)
Cumulative effect of change in accounting policy under SFAS 123R (f)	-	177
Net loss under U.S. GAAP	$ (65,664)	$ (280,348)

Other comprehensive loss:
Cumulative translation adjustment (g)	(23,558)	(1,082)
Other comprehensive loss under U.S. GAAP	$ (89,222)	$ (281,430)

Net loss under U.S. GAAP	$ (65,664)	$ (280,348)
Deficit, beginning of year, under U.S. GAAP	(352,054)	(422,991)
Distributions declared (Canadian and U.S. GAAP)	(31,576)	(90,698)
Temporary equity adjustment (d)	423,366	441,983
Deficit, end of year, under U.S. GAAP	$ (25,928)	$ (352,054)

Weighted average units for U.S. GAAP (000’s)
Basic and diluted	59,767	44,846

Net loss per unit under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R:
Basic and diluted	$ (1.10)	$ (6.26)

Net loss per unit under U.S. GAAP
Basic and diluted	$ (1.10)	$ (6.25)

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at December 31, 2007 and 2006:

	2007		2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current assets (b)	$ 36,822	$ 36,822	$ 55,166	$ 56,609
Property, plant and equipment (a)	556,778	241,665	659,268	241,188
Goodwill (e)	-	-	76,256	49,832
Long-term receivables	4,003	4,003	-	-
Deferred finance charges	-	-	4,676	1,195
Future income tax (a)(b)	-	99,369	-	116,852
	$ 597,603	$ 381,859	$ 795,366	$ 465,676

Liabilities:
Current liabilities (f)	$ 214,191	$ 214,528	$ 243,849	$ 245,416
Convertible debentures (h)	111,692	115,145	78,974	76,787
Asset retirement obligations	29,939	29,939	28,447	28,447
Future income tax (a)(b)	22,597	-	40,340	-
	378,419	359,612	391,610	350,650

Non-controlling interest (e)	-	-	1,732	-
Mezzanine equity (d)	-	70,651	-	465,998

Unitholder's Equity
Unitholders’ capital (d)(e)	667,690	-	635,134	-
Equity component of convertible debentures (h)	3,977	-	1,327	-
Warrants (c)	1,215	-	1,215	-
Contributed surplus (f)	4,660	-	3,195	-
Accumulated other comprehensive (loss) income (g)	(44,978)	(22,476)	1,930	1,082
Deficit (d)	(413,380)	(25,928)	(240,777)	(352,054)
	219,184	(48,404)	402,024	(350,972)
	$ 597,603	$ 381,859	$ 795,366	$ 465,676

(a)  Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires Enterra to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves, discounted at 10% plus the cost of unproved properties less impairment.  The prices and costs used in the U.S. GAAP ceiling test are those in effect at the consolidated balance sheet date.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2007, 2006, 2005, 2004 and 2001.  At December 31, 2007, under the U.S. GAAP ceiling test, Enterra recognized an additional write-down of $1.0 million ($0.7 million after tax) in its Canadian cost center.  No ceiling test impairment was recorded at December 31, 2007 in the U.S. cost center.  At December 31, 2006, Enterra recognized an additional ceiling test write-down under U.S. GAAP of $76.9 million ($53.8 million after tax) in its Canadian cost center and $292.0 million ($175.2 million after tax) in its U.S. cost center.  Prior to 2006, Enterra had recognized additional ceiling test write-downs under U.S. GAAP of $72.8 million ($46.3 million after tax) in its Canadian cost center and $3.0 million ($2.0 million after tax) in its U.S. cost center.

Under Canadian GAAP, pursuant to EIC-151, property, plant and equipment increased as a result of the conversion of one class of exchangeable shares into trust units.  Under U.S. GAAP, all classes of exchangeable shares are classified as mezzanine equity, valued at their redemption value.  Conversion of exchangeable shares does not result in an increase in property, plant and equipment.  This GAAP difference in the valuation of property, plant and equipment results in an increase in depletion expense during the periods presented for Canadian GAAP as compared with U.S. GAAP.

These differences in the carrying value of property, plant and equipment results in depletion expense being different under U.S. GAAP as compared with Canadian GAAP.  For the years ended December 31, 2007 and 2006, depletion expense under U.S. GAAP was lower by $60.7 million ($42.5 million net of tax) and $12.6 million ($8.3 million net of tax), respectively.

(b)  Financial instruments and marketing contracts

Prior to January 1, 2007, under Canadian GAAP, Enterra’s physical delivery contracts were not considered financial instruments and were not measured at fair value on the consolidated balance sheet.  For U.S. GAAP, Enterra did not formally document and designate these outstanding contracts as physical sales contracts, therefore the contracts were revalued each year end to estimated fair value (marked-to-market).  At December 31, 2006, Enterra had physical delivery contracts in place valued at $1.4 million which increased earnings under U.S. GAAP by $1.4 million ($1.0 million after tax).

(c)  Warrants

Enterra accounts for purchase warrants as equity under Canadian GAAP.  Under U.S. GAAP the share purchase warrants are accounted for as liabilities with changes in fair value recorded in the statement of operations.  As at December 31, 2007 and December 31, 2006, the estimated fair value of the warrants were $nil.

(d)  Unitholder's mezzanine equity

Under Canadian GAAP, the trust units are considered to be permanent equity and are classified as unitholders' capital.  A U.S. GAAP difference exists due to the redemption feature attached to each trust unit.  Trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the ten trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The redemption feature causes the trust units to be classified as mezzanine equity under U.S. GAAP.    Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date.  Included in the redemption value of the trust units is the redemption value of the exchangeable shares as if all exchangeable shares had previously been converted into trust units.   Any increase or decrease in the redemption value during a period is charged to the deficit.

As at December 31, 2007, unitholders’ capital was reduced by $667.7 million and non-controlling interest was reduced by $nil (December 31, 2006 - $ 635.1 million and $1.7 million, respectively) and the redemption value of the trust units and exchangeable units of $70.7 million (December 31, 2006 - $466.0 million) was recorded as mezzanine equity.  The change in the redemption value of the trust units and exchangeable units is recorded as a reduction or increase to the deficit.  For the year ended December 31, 2007, the deficit was reduced by $423.4 million (December 31, 2006 – $442.0 million).

(e)  Exchangeable securities issued by subsidiaries of income trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” which states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that non-transferable shares be classified as equity.  Enterra's exchangeable shares are transferable and, in accordance with EIC-151, have been classified as non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since a portion of Enterra's exchangeable shares were not initially recorded at fair value, subsequent exchanges for trust units are measured at the fair value of the trust units issued.  The excess of fair values over book values on the exchange are recorded as additions to property, plant and equipment and goodwill.  In addition, non-controlling interest is reflected as a reduction of such earnings in the Enterra’s consolidated statements of loss and comprehensive loss.

As a result of EIC 151, property, plant and equipment increased by $1.8 million (December 31, 2006 - $1.8 million), goodwill has been increased by $26.6 (December 31, 2006 - $26.4 million), future income tax liability has been increased by $0.7 million (December 31, 2006 - $0.7 million), unitholder’s capital has been increased by $28.3 million (December 31, 2006 - $27.9 million), and the deficit has been increased by $0.4 million (December 31, 2006 - $0.4 million).  Under U.S. GAAP, these adjustments are reversed as the exchangeable shares are included in temporary equity.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(f)  Unit-based compensation

Effective January 1, 2006, Enterra adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”.  SFAS 123R requires all unit-based payments to employees, including grants of employee unit options, be recognized in the financial statements based on their fair values.  Liability classified awards, such as Enterra’s restricted units, performance units and unit options are remeasured to fair value at each consolidated balance sheet date until the award is settled rather than being treated as an equity classified award on the grant date as required under Canadian GAAP.  Enterra has adopted this standard by applying the modified prospective method.  As a result of the adoption of SFAS 123R, in the year ended December 31, 2006, Enterra has increased current liabilities by $0.6 million, which represented the fair value of all outstanding unit options at January 1, 2006, in proportion to the requisite service period rendered to that date.  In addition, contributed surplus was reduced by $0.5 million and net earnings have been increased by $0.2 million representing previously recognized compensation cost for all outstanding unit options and a credit to record the cumulative effect of a change in accounting principle. Changes in fair value between periods are charged or credited to earnings with a corresponding change in current liabilities.  As at December 31, 2007, the fair value decrease recognized within current liabilities was $1.2 million (December 31, 2006 – increase of $0.9 million).

Enterra issues units out of treasury upon the exercise of all unit options, restricted units and performance units.

For the years ended December 31, 2007 and 2006, Enterra recorded the following unit-based compensation (000s):

	Restricted and performance units		Unit options		Total
	2007	2006	2007	2006	2007	2006
General and administrative (recovery) expense	$ (1,012)	$1,280	$ (218)	$ (345)	$ (1,230)	$ 935

A summary of the status of the unvested options, restricted units and performance units as of December 31, 2006 and 2007, and changes during the years then ended, is presented below:

	Number of unvested options	Weighted average grant date fair value	Number of unvested restricted units	Weighted average grant date fair value	Number of unvested performance units	Weighted average grant date fair value
Unvested, January 1, 2006	1,361,500	$ 2.35	-	$ -	-	$ -
Granted	752,000	1.07	479,466	14.90	215,119	15.06
Vested	(384,669)	2.12	(44,375)	15.08	-	-
Forfeited	(502,497)	2.27	(11,236)	15.66	(2,171)	15.66
Unvested, December 31, 2006	1,226,334	$ 1.62	423,855	$ 14.91	212,948	$ 15.41

Granted	485,000	0.59	1,045,507	3.53	363,940	3.20
Vested	(678,666)	1.42	(215,383)	12.76	-	-
Forfeited	(268,667)	1.88	(196,496)	11.22	(122,717)	13.46
Unvested, December 31, 2007	764,001	$ 1.04	1,057,483	$ 4.77	454,171	$ 6.29

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The following tables provide information related to option, restricted unit and performance unitactivity during the years ended December 31, 2006 and 2007:

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2007	1,481,000	$ 20.28		$ -
Options granted	485,000	2.64		-
Options forfeited	(491,666)	20.08		-
Options outstanding, December 31, 2007	1,474,334	$ 14.51	3.54	$ -
Options expected to vest, December 31, 2007	1,326,900	$ 14.51	2.61	$ -
Options exercisable, December 31, 2007	710,333	$ 17.14	2.79	$ -

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2006	1,431,405	$ 22.31		$ -
Options granted	752,000	15.70		-
Options exercised	(99,905)	14.00		50
Options forfeited	(602,500)	23.62		-
Options outstanding, December 31, 2006	1,481,000	$ 20.28	3.89	$ -
Options expected to vest, December 31, 2006	1,332,900	$ 20.28	3.89	$ -
Options exercisable, December 31, 2006	254,666	$ 23.85	3.47	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2007	423,855		$ -
Restricted units granted	1,045,507		-
Restricted units exercised	(215,383)		1,229
Restricted units forfeited	(196,496)		-
Restricted units outstanding, December 31, 2007	1,057,483	2.58	$ 1,216
Restricted units expected to vest, December 31, 2007	951,734	2.58	$ 1,094
Restricted units exercisable, December 31, 2007	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2006	-		$ -
Restricted units granted	479,466		-
Restricted units exercised	(44,375)		400
Restricted units forfeited	(11,236)		-
Restricted units outstanding, December 31, 2006	423,855	2.03	$ 4,435
Restricted units expected to vest, December 31, 2006	381,470	2.03	$ 3,992
Restricted units exercisable, December 31, 2006	-	-	$ -

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2007	212,948		$ -
Performance units granted	363,940		-
Performance units exercised	-		-
Performance units forfeited	(122,717)		-
Performance units outstanding, December 31, 2007	454,171	1.43	$ -
Performance units expected to vest, December 31, 2007	408,754	1.43	$ -
Performance units exercisable, December 31, 2007	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2006	-		$ -
Performance units granted	215,119		-
Performance units exercised	-		-
Performance units forfeited	(2,171)		-
Performance units outstanding, December 31, 2006	212,948	1.38	$ -
Performance units expected to vest, December 31, 2006	191,653	1.38	$ -
Performance units exercisable, December 31, 2006	-	-	$ -

The intrinsic value of a unit option is the amount by which the current market value of the underlying unit exceeds the exercise price of the option.  The intrinsic value of a restricted unit is the current market value of the underlying unit.  The intrinsic value of a performance unit is the market value of the underlying unit multiplied by the performance factor at year end which was estimated to be $nil in 2007 and 2006.

As of December 31, 2007, there was $0.1 million (2006 - $0.5 million) of total unrecognized compensation cost related to unvested unit options.  The cost is expected to be recognized over a weighted average period of 1.2 years (2006 – 1.9 years).

As of December 31, 2007, there was $0.9 million (2006 - $2.7 million) of unrecognized compensation cost related to unvested restricted units.  The cost is expected to be recognized over a weighted average period of 1.2 years (2006 – 2.0 years).

As of December 31, 2007 and 2006, there was no amount of unrecognized compensation cost related to unvested performance units.

(g) Cumulative translation adjustment and other comprehensive income

Enterra’s U.S. oil and natural gas properties are considered to be self sustaining.  Under Canadian GAAP, a portion of the cumulative translation adjustment is recognized in income as the investment in the foreign operations is reduced.  Under U.S. GAAP, the cumulative translation adjustment is only recognized in income upon disposition of the segment.  For the year ended December 31, 2007, $2.1 million (2006 - $0.8 million) of the cumulative translation adjustment was recognized as a foreign exchange loss under Canadian GAAP.  In addition, the cumulative translation adjustment under U.S. GAAP differs due to the changes in the carrying values of the U.S. division’s assets and liabilities as a result of additional ceiling test impairments under U.S. GAAP.  The cumulative translation adjustment was reduced by $25.4 million with a corresponding increase to property, plant and equipment of $43.2   million and a $17.8 million decrease to the future income tax asset.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(h) Convertible debentures

In November 2006 and April 2007, Enterra issued convertible debentures.  Under Canadian GAAP, Enterra’s convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity.  Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The non-cash interest expense recorded under Canadian GAAP related to the accretion of the portion of the convertible debentures included in equity is not recorded under U.S. GAAP.

(i) Additional disclosure under U.S. GAAP

	2007	2006
Components of accounts receivable:
Trade	$ 11,497	$ 17,301
Accruals	19,983	22,736
Allowance for doubtful accounts	(1,089)	(1,057)
	$ 30,391	$ 38,980

Components of prepaid expenses:
Prepaid expenses	$ 1,290	$ 1,772
Funds on deposit	980	1,477
	$ 2,270	$ 3,249

Components of accounts payable:
Accounts payable	$ 22,316	$ 17,402
Accrued liabilities	13,447	28,681
	$ 35,763	$ 46,083

(j) Select pro forma financial information for the acquisition of Trigger Resources (unaudited)

On April 30, 2007, Enterra acquired Trigger Resources Ltd.  Under U.S. GAAP, select pro forma financial information is disclosed as if the acquisition had occurred on January 1 instead of the actual closing of April 30, 2007.  The following table shows select pro forma financial information:

	2007 (unaudited)	2006 (unaudited)
Oil and natural gas revenue	$ 217,994	$ 272,239
Net loss	(67,681)	(288,116)
Per unit – basic and diluted	$ (1.10)	$ (5.87)

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(k) Uncertainty in tax positions

On January 1, 2007, Enterra adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.”  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that Enterra recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the and technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening deficit balance.

As at December 31, 2007 and 2006, Enterra did not have any amounts recorded pertaining to uncertain tax positions.  The adoption of FIN 48 did not impact Enterra’s tax provision.

Enterra files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable.  Enterra may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For Canadian tax returns, the open taxation years range from 2003 to 2007.  The U.S. federal statute of limitations for assessment of income tax is generally closed for the tax years ending on or prior to 2002.  In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state.  Tax authorities of Canada and U.S. have not audited any of Enterra’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

Enterra recognizes interest and penalties related to uncertain tax positions in tax expense.  During the years ended December 31, 2007 and 2006, there were no charges for interest or penalties.

(l) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and to expand disclosures about fair value measurements.  The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The effective date for SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities that are not remeasured at fair value on a recurring basis has been deferred to fiscal years beginning on or after December 31, 2008.  Enterra has not yet determined the impact of the financial position, results of operations or cash flows from SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS 159 to fiscal years preceding the date of adoption.  Enterra is currently reviewing the impact SFAS 159 may have on the financial position, results of operations or cash flows.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years there ended

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this accounting standard will impact business combinations, if any, after the adoption date.

In December 2007, FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) which requires Enterra to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non controlling interests as equity transactions.  SFAS 160 is effective for Enterra commencing on January 1, 2009 and it will not impact the current consolidated financial statements of Enterra.